SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Standard and Poor’s Ratings Services (S & P) entitled “Philippines’ PLDT Seeks Noteholders’ Consent; No Rating Impact”.

October 13, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Standard and Poor’s Ratings Services (S & P) attached thereto entitled “Philippines’ PLDT Seeks Noteholders’ Consent; No Rating Impact”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

:amq

Encs.

October 13, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a press release issued by Standard and Poor’s Ratings Services (S & P) attached thereto entitled “Philippines’ PLDT Seeks Noteholders’ Consent; No Rating Impact”.

Very truly yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 13, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release issued by Standard and Poor’s Ratings Services (S & P) entitled “Philippines’ PLDT Seeks Noteholders’ Consent; No Rating Impact”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: October 13, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PRESS RELEASE

For Immediate Release

October 12, 2005

Contact:

Geoff Breusch (Media), Singapore (65) 6239 6378

Eleanor Sheung (Media), Hong Kong (852) 2533 3510

Yasmin Wirjawan, Singapore (65) 6239 6302

Cheow Hon Lee, Singapore (65) 6239 6301

BULLETIN: Philippines' PLDT Seeks Noteholders' Consent;

No Rating Impact

SINGAPORE — Standard & Poor's Ratings Services said today that Philippine Long Distance Telephone Co.'s (PLDT; foreign currency BB-/Negative/--) solicitation of consent from holders of some of its senior notes to amend certain covenants by itself has no impact on the rating or its outlook. Although the amendments for 11.375% senior notes due 2012 and 10.625% senior notes due 2007 will increase PLDT’s flexibility to make restricted payments, particularly common dividends, its financial profile is expected to remain consistent with the current rating level. The company’s rating reflects that of the sovereign rating on the Philippines.

PLDT's two most significant proposed amendments that could affect its credit quality are: (1) a change in the formula for computing the restricted payments basket, or the amount available for dividend distribution that PLDT is permitted to make; and (2)a stricter leverage ratio below 3.5x instead of 4.5x in the previous covenants. Based on the proposed change, PLDT’s restricted payments will be calculated on a cash flow-based formula (which includes PLDT’s stand-alone EBITDA, cash dividends from subsidiaries and cash proceeds from the redemption of subsidiary’s preferred shares held by PLDT) instead of net earnings. Standard & Poor's expects PLDT's increasing focus on delivering shareholder value through higher dividend policy will not delay the expected leverage reduction. PLDT generates about US$800 million free cash flow annually. Consolidated debt to EBITDA, which reached 2x at June 30, 2005, is expected to improve to below 1.5x by year-end 2006.

About Standard & Poor’s

Standard & Poor's, a division of The McGraw-Hill Companies, is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research and data. With approximately 6,300 employees located in 20 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: October 13, 2005